Head Office
Nedcor Sandton
135 Rivonia Road
Sandown
Sandton 2196

PO Box 1144
Johannesburg 2000
South Africa
Tel +27 11 294 9106
Fax +27 11 295 9106
Website www.nedcor.co.za

04 APR -9 7:21

NEDCOR

04024155

1 April 2004

Office of the International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Nedcor Limited
Issuer No. 82-3893
Information Submitted Pursuant To Rule 12g3-(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Nedcor Limited in order to maintain such foreign private issuer's exemption from registration pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copies of announcements, released on the JSE Securities Exchange stock exchange news service (SENS), relating to:

- Disposal of Chiswell Associates;
- Sale of Century City Property Business to the Rabie Group; and
- Capitalisation Award with Cash Dividend Election.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully,

dlw 4/8

Jackie Katzin
Assistant Group Secretary

cc. Stephen I Siller

04 APR -2 7:21

Nedcor Limited - Disposal Of Chiswell Associates

Release Date: 09/03/2004 09:00:01 Code(s): NED

Nedcor Limited - Disposal of Chiswell Associates
NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")
DISPOSAL OF CHISWELL ASSOCIATES

Nedcor has entered into an agreement to sell its London-based investment management subsidiary, Chiswell Associates Limited ("Chiswell"), to Sarasin Investment Management Ltd ("Sarasin") for GBP20.9 million.

The sale agreement between Sarasin and Chiswell is subject to various approvals and completion is expected within three months.

Nedcor advised shareholders in November 2003 that it intended to dispose of Chiswell as part of its strategy of reviewing all non-core assets within the group. Nedcor"s Wealth Management strategy for its international businesses revolves around private wealth management and, in particular, the provision of a channel into international investment markets for its domestic customers. Chiswell"s substantial institutional focus falls outside the scope of this strategy.

The proceeds from the sale of Chiswell, which are in excess of the Group"s carrying value, will be repatriated to South Africa during 2004.

Chiswell was acquired by BoE in 1998 and following the merger of BoE with Nedcor, Chiswell has formed part of the international investment operations of Nedcor Wealth Management.

For further information kindly contact
Tier 1 Investor Relations
Tel: +27 (0)21 702-3102
Sandton
9 March 2004
Sponsors to Nedcor:
Merrill Lynch South Africa (Pty) Limited
UBS Corporate Finance South Africa (Pty) Limited
Nedbank Corporate
Date: 09/03/2004 09:00:02 AM Produced by the JSE SENS Department

Nedcor Limited - Nedcor Sells Century City Property Business To The Rabie G

Release Date: 24/03/2004 08:12:02 Code(s): NED

Nedcor Limited - Nedcor Sells Century City Property Business To The Rabie Group
Nedcor Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")
NEDCOR SELLS CENTURY CITY PROPERTY BUSINESS TO THE RABIE GROUP
Nedcor and the Rabie Group announced today that Nedcor"s wholly-owned subsidiary Century City (Pty) Ltd has entered into an agreement in terms of which the Rabie Group will acquire the property owning, construction and development business of Century City (Pty) Ltd for a consideration of R118 million.
In terms of the agreement, which is subject to certain suspensive conditions being fulfilled, the Rabie Group will acquire all the undeveloped land and associated development rights at Century City. Transfer is expected to take place within the next few months.
Nedcor will retain options to participate in specific future development projects in a joint venture with Rabie and will be afforded opportunities to finance future developments.
This follows last year"s sale of the Canal Walk shopping centre to a consortium comprising Hyprop Investments and the Ellerine Brothers.
The Ratanga land and buildings are included in the agreement and will be transferred to the Rabie Group within two years. The Ratanga Junction rides, which have operated in the summer months on a break-even basis, are not included in the sale.
The Rabie Group will assume the future development of the Villa Italia apartment complex, which has been successfully pre-sold by Century City (Pty) Ltd in recent months.
All staff in the affected divisions will transfer with the businesses that have been sold.
The Rabie Group, which is the largest independent commercial and residential property developer in the Western Cape with a 25 year track record in the industry, is already a significant developer at Century City having launched a R400m luxury sectional title project, The Island Club, last year. Construction of The Island Club is well underway on the North Bank of Canal Walk with first transfers scheduled for the middle of this year.
John Rabie said that they were extremely excited about acquiring the businesses of Century City.
"Our Group, with its specialized development background and its proven commitment and experience, is well qualified to take this development forward and to realize its full potential. We are not assuming a short-term position. We are taking a long view and assure property owners and stakeholders that we will do justice to the unique urban design framework envisaged for Century City," he added.
Tom Boardman, CEO of Nedcor, said that "the sale was in line with Nedcor"s strategy of focussing on its core banking operations and disposing of non-core assets."
Contact Details:
John Bestbier, representing Nedcor: Cell: +27 (0)82 900 7976
Maggie Rowley, representing Rabie, +27 (0)21 550 7000; +27(0)82 453 8884.
Edward Nathan and Friedland are the attorneys to Century City (Pty) Ltd.
Sandton
24 March 2004

UBS Corporate Finance South Africa (Pty) Limited
Date: 24/03/2004 08:12:07 AM Produced by the JSE SENS Department

Nedcor Limited - Capitalisation Award With Cash Dividend Election

Release Date: 25/03/2004 14:49:40 Code(s): NED

Nedcor Limited - Capitalisation Award With Cash Dividend Election
Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code: NED
ISIN Code: ZAE000004875
("Nedcor" or "the Company")
Capitalisation Award With Cash Dividend Election
Further to the Company"s preliminary results announcement for the year ended 31 December 2003 released on the Securities Exchange News Services ("SENS") on 23 February 2004 and published in the press on 24 February 2004, notice is hereby given that an award of new fully paid ordinary shares ("the new shares") will be distributed to shareholders recorded in the register of the Company at the close of business on Thursday, 8 April 2004 ("the record date"). The last day to trade for the capitalisation share award will be Thursday, 1 April 2004 ("CUM" the entitlement). The number of shares to which shareholders will become entitled will be determined in the ratio that 35 cents per share bears to R45 per share being the offer price in respect of the rights issue.
Capitalisation share entitlement = (number of shares held on the record date X 35 cents)/R45
This equates to 0.77778 new shares for every 100 ordinary shares held.
Shareholders may elect to decline the capitalisation share award in respect of all or part of their shareholding and instead receive the cash dividend of 35 cents per share ("the election"). Subject to the approval of the JSE Securities Exchange South Africa ("JSE"), a listing of the maximum number of new shares to be issued pursuant to the award will commence on Friday, 2 April 2004. The new shares will trade "EX" the entitlement with effect from the commencement of business on Friday, 2 April 2004. Shares may not be dematerialised or rematerialised between Friday, 2 April 2004 and Thursday, 8 April 2004, both days inclusive. Circulars (including a form of election) dealing with the capitalisation award were posted to shareholders on Wednesday, 17 March 2004.
Forms of election in respect of shareholders who have not yet dematerialised their shares ("certificated shareholders") and who wish to elect to receive the cash dividend must be received by the transfer secretaries, Computershare Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 12:00 on Thursday, 8 April 2004 ("the election date").
Shareholders who have dematerialised their shares are required to notify their duly appointed Central Securities Depository Participant (CSDP) or broker of their election in the manner and time stipulated in the custody agreement governing the relationship between the shareholder and his/her CSDP or broker.
In respect of dematerialised shareholders, safe custody accounts with the CSDP or broker will be updated with the entitlement in respect of the new ordinary shares and/or payments will be credited to their accounts at their CSDP or broker on Tuesday, 13 April 2004.
Certificated shareholders will have their share certificates or cheques posted (or cash electronically transferred, if so elected) at the risk of such shareholders on Tuesday, 13 April 2004. A further announcement will be published on SENS on Tuesday, 13 April 2004, detailing the results of the capitalisation share award and cash election.
Johannesburg
25 March 2004
Sponsors
Merrill Lynch South Africa (Proprietary) Limited